

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2013

Via E-mail
Joseph M. Harary
President and Chief Executive Officer
Research Frontiers Incorporated

> **Re: Research Frontiers Incorporated**
> **Form 10-K FYE December 31, 2012**
> **Filed March 12 2013**
> **File No. 000-14893**

Dear Mr. Harary:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   You disclose that the aggregate market value of your common equity held by affiliates as of the last business day of the second quarter of 2012 was approximately $55.6 million. In your response letter, please tell us whether you will indicate on the cover page of your 10-Q for the period ended March 31, 2013 that you are a smaller reporting company. See paragraph (3)(i) of the smaller reporting company definition in Rule 12b-2 as well as paragraph (a)(iv) of the accelerated filer definition in that rule.

Item 1.

Business, page 2

General

2.   Identify the customer that accounted for 62% of your license revenue during 2012. See Item 101(b)(2)(vii) of Regulation S-K. Tell us whether you have filed the license

agreement with this customer as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. To the extent you have not filed this agreement, it appears that your business is "substantially dependent" upon that contract, and that paragraph (b)(10)(ii)(B) requires that it be filed. Finally, describe the material rights and obligations of agreements with this customer and discuss the relationship with the customer.

3.   On page 3 you state that some of your licensees consider the stage of development, product introduction strategies, time tables and other plans to be secrets which you can not disclose until such licensees or their customers make public announcements of such information. On page 21, you indicate that your licensees have directed you not to reveal aspects of their activities and that this limits your ability to disclose "certain information". Please confirm to us your understanding that private arrangements with your licensees or others do not affect or limit your disclosure obligations under the Federal securities laws. In future filings revise language of the type referenced above accordingly.

4.   You state on page F-13 of your Form 10-K that the 1,250,000 shares issued on October 3, 2012 were sold pursuant to an effective registration statement filed with the Commission. This statement, however, appears to be inconsistent with disclosure in your Form 8-K filed October 5, 2012 and the subsequent Form D filed October 15, 2012, both of which indicate that the shares were sold in a private placement pursuant to Regulation D. Given the disclosure in the Form 8-K and the Form D, please clarify whether the sales of securities described on page F-13 were unregistered. Also, to the extent any other unregistered sales of securities were made during the period covered by this report, disclose the information required by Item 701 of Regulation S-K for such sales. See Item 5 of Form 10-K.

Item 1A. Risk Factors

5.   You substantially rely on four customers that provided 78% of your revenues in 2012, including a customer that contributed 62% of your revenues for that year. Provide us with your analysis of whether the reliance on the largest customer and the concentrated group of customers presents material risks to you and your investors. If so, it appears that those business conditions and the resulting risks should be disclosed in a separately captioned risk factor.

Item 5. Markets for the Registrant's Common Equity, Related …, page 26

6.   We note that you have not provided the graph required by Item 201(e) of Regulation S-K in your Form 10-K, and that it does not appear that you have disclosed the performance graph information in an annual report that satisfies the conditions of Instruction 7 to Item 201(e). Please advise us about your plans in this respect.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28</u>

7.　　　In subsequent filings, consider including an overview section that will provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your management is most focused for both the short and long term, as well as the actions management is taking to address the opportunities, challenges and risks. See Section III.A of SEC Release 33-8350. In this regard we note that the majority of your fee income comes from the automotive market.

8.　　　In your response letter, describe the material rights and obligations under the license agreement with your principal customer and explain the extent to which terms of that agreement, such as the minimum royalty provisions, had a material impact on your operations for the reported periods or will have a known material effect on future operations.   Provide your analysis regarding whether a quantitative discussion of historic or known future impacts of this agreement are required by Item 303 of Regulation S-K.

9.　　　You discuss the potential for SPD light-control technology applications in a variety of products and industries such as the automotive, architectural and aerospace industries. We further note that during 2012 four licensees accounted for 62%, 6%, 55 and 5%, respectively, of your recognized fee income. Also, during 2011, five licensees accounted for 32%, 15%, 12%, 11% and 6%, respectively. It appears you should disclose the percentages of fee income recognized from licensees in each such   industry, for the financial statement periods presented, to provide appropriate information regarding the development of your business and the trends with respect to product sales by your licensees.

　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Joseph M. Harary
Research Frontiers Incorporated
April 29, 2013
Page 4

        Please contact Ryan Houseal, Attorney-Advisor at (202) 551-3105 or the undersigned at
(202) 551-3462 with any questions. If you thereafter require additional assistance, you may
contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                    Sincerely,

                                                    /s/ Mark P. Shuman

                                                    Mark P. Shuman
                                                    Branch Chief – Legal

cc: Via E-mail
         Seth L. Van Voorhees
         Chief Executive Officer
         Research Frontiers Incorporated